Mail Stop 4561

      May 1, 2006

Mr. Robert C. Harvey
President
Oakridge Holdings, Inc.
4810 120th Street West
Apple Valley, MN  55124

      Re:	Oakridge Holdings, Inc.
		Form 10-KSB for the Year Ended June 30, 2005
		Filed September 27, 2005
		File No. 0-01937

Dear Mr. Harvey:

      We have completed our review of the forms listed above and related filings and have no further comments at this time.



								Sincerely,



Steven Jacobs
      Accounting Branch Chief